EVANSTON CAPITAL MANAGEMENT, LLC

January 1, 2019

To the Trustees of:

Evanston Alternative Opportunities Fund
1560 Sherman Avenue, Suite 960
Evanston, Illinois 60201

Re:  Expense Limitation Agreement

     With reference to (i) the Investment Management Agreement entered into by Evanston Capital Management, LLC (the “Adviser”) with Evanston Alternative Opportunities Fund (the “Fund”) on February 12, 2014, as amended by Amendment No. 1 thereto dated as of January 1, 2019; and (ii) the Expense Limitation Agreement dated as of February 12, 2014, the Expense Limitation Agreement dated as of June 1, 2015, the Expense Limitation Agreement dated as of June 1, 2016 as amended as of September 14, 2016, the Expense Limitation Agreement dated as of July 19, 2017 and the Expense Limitation Agreement dated as of May 23, 2018 (each, a “Prior Expense Limitation Agreement”), we hereby notify you as follows:

1. From January 1, 2019 up to and including July 31, 2020, the Adviser agrees to waive and/or reimburse each class of shares of the Fund (each a “Class”) for its management fee and, to the extent necessary, bear other expenses, to limit the total annualized operating expenses (excluding any borrowing and investment-related costs and fees, taxes, extraordinary expenses, and the fees and expenses of underlying funds) of each Class to the percentage specified in Appendix A hereto per annum of the net assets attributable to such Class.

2. The Adviser shall be permitted to recover fees and expenses it has waived or borne hereunder from the applicable Class or Classes of shares subsequent to the effective date of this letter agreement (whether through reduction of its management fee or otherwise) in later periods to the extent that the Fund’s expenses with respect to the applicable Class of shares fall below the annual rate set forth in Appendix A. In addition, the parties hereto acknowledge that, pursuant to each Prior Expense Limitation Agreement, the Adviser is permitted to recover fees and expenses it has waived or borne pursuant to each such Prior Expense Limitation Agreement from the applicable Class or Classes of shares (whether through reduction of its fees or otherwise) to the extent that the Fund’s expenses with respect to the applicable Class of shares fall below the annual rate set forth in each such Prior Expense Limitation Agreement pursuant to which such fees and expenses were waived or borne; provided, however, that the Fund is not obligated to pay any such reimbursed fees or expenses more than three years after the date on which the fee or expense was borne by the Adviser.

3. During the periods covered by this letter agreement, the expense limitation arrangement set forth above for the Fund may only be modified by a majority vote of the “non-interested”

trustees of the Fund (as defined under the Investment Company act of 1940, as amended (the “1940 Act”)).

4.     We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statement on Form N-2 for the Fund with the Securities and Exchange Commission, in accruing the Fund’s expenses for purposes of calculating each Class’s net asset value per share and for other purposes permitted under Form N-2 and/or the 1940 Act, and expressly permit you to do so.

Very truly yours,

Evanston Capital Management, LLC

By: /s/ Kenneth A. Meister Name: Kenneth A. Meister Title: President & Chief Operating Officer

ACCEPTED AND AGREED TO ON BEHALF OF:
Evanston Alternative Opportunities Fund

By: /s/ Scott Zimmerman
      Scott Zimmerman
      Secretary

Appendix A
Expense Limits

Class I	Class A
1.50%	2.25%